UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.)*

ASBURY AUTOMOTIVE GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

043436104
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	043436104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,225,596

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,225,596

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,225,596

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

7.5[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* See Item 5.

1
The percentage used herein and in the rest of this Schedule 13D/A are calculated based upon 18,954,883 shares of the Issuer's Common Stock outstanding as of October 24, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 28, 2014.

CUSIP NO.	043436104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD SBI, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,225,596

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,225,596

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,225,596

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

7.5[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*  See Item 5.

CUSIP NO.	043436104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,225,596

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,225,596

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,225,596

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

7.5[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* See Item 5.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the "Shares"), of Asbury Automotive Group, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 2905 Premiere Parkway NW, Suite 300, Duluth, Georgia 30097.
Item 2.	Identity and Background

(a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership ("MSD Capital"), MSD SBI, L.P., a Delaware limited partnership ("SBI"), and Michael S. Dell. MSD Capital, SBI, and Mr. Dell are collectively referred to in this Schedule 13D as the "Reporting Persons."

(b) The principal business address of both MSD Capital and SBI is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas, 78682.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. SBI is the record and direct beneficial owner of the Shares reported herein. MSD Capital is the general partner of SBI. MSD Capital Management LLC, a Delaware limited liability company ("MSD Management"), is the general partner of MSD Capital.  Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  The principal business of SBI is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc. (the "Company").

The Reporting Persons have entered into a Joint Filing Agreement, dated January 9, 2014, a copy of which is filed with this Schedule 13D as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
(e) On July 22, 2010, each of the Company and Michael S. Dell, who serves as the Company's Chairman and Chief Executive Officer, reached a settlement with the Commission regarding the Company's disclosures and alleged omissions prior to its Fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation ("Intel") and separate accounting and financial reporting matters. The Company and Mr. Dell entered into the settlements without admitting or denying the allegations in the Commission's complaint, as is consistent with common Commission practice.
The Commission's allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to the Company's commercial relationship with Intel. Mr. Dell's settlement did not involve any of the separate accounting-related charges that were settled by the Company. Moreover, Mr. Dell's settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, and Rule 13a-14 under the Act and from aiding and abetting violations of Section 13(a) of the Act and Rules 12b-20, 13a-1 and 13a-13 under the Act. In addition, Mr. Dell agreed to a civil monetary penalty of $4 million. The settlement did not include any restrictions on Mr. Dell's continued service as an officer or director of the Company.
The settlements with the Company and Mr. Dell were approved by the U.S. District Court for the District of Columbia on October 13, 2010.
Other than as set forth above, during the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.
(f) MSD Capital, SBI and MSD Management are organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

During the past seven years, SBI acquired 2,225,596 Shares in a number of open market transactions using working capital.   SBI has not traded in the Issuer's shares in the past 90 days.

Item 4.	Purpose of the Transaction

The Shares covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

As investors in the Issuer, the Reporting Persons have had general discussions with representatives of the Issuer from time to time regarding various matters relating to the business and operations of the Issuer, including, without limitation, the composition of the Issuer's board of directors.  On January 7, 2015, Joel Alsfine, a partner in MSD Capital, was appointed to the Issuer's board of directors.

The Reporting Persons acquired the Shares in various transactions prior to January 7, 2015 in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law to (i) purchase Shares or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Shares or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer's outstanding Shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

	A.	MSD Capital L.P.

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 2,225,596

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 2,225,596

B.	MSD SBI, L.P.

(a)
As of the date hereof, MSD SBI, L.P. beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,225,596

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,225,596

C.	Michael S. Dell

(a)
As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,225,596

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,225,596

D.	MSD Capital Management, LLC

(a)
As of the date hereof, MSD Capital, Management, LLC beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,225,596

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,225,596

E.	Glenn R. Fuhrman

(a)
As of the date hereof, Glen R. Fuhrman beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,225,596

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,225,596

F.	John C. Phelan

(a)
As of the date hereof, John C. Phelan beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,225,596

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,225,596

G.	Marc R. Lisker

(a)
As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 2,225,596 shares of Common Stock, representing 7.5% of the Issuer's outstanding shares (based on 29,769,231 shares of the Issuer's Common Stock outstanding as of October 21, 2014 as reported in the Issuer's Form 10-Q filed with the Commission on October 22, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,225,596

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,225,596

Item 5(c) is hereby amended and supplemented as follows:

There were no transactions in the Shares that were effected during the past sixty days by the Reporting Persons.

Item 5(d):

Not applicable.

Item 5(e):

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G filed by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Securities and Exchange Commission on February 22, 2011 relating to the common units of Atlas Energy, L.P.).

99.2	Joint Filing Agreement dated January 9, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2015.

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.2

JOINT FILING AGREEMENT

January 9, 2015

The undersigned hereby agree as follows:
(i)       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 9, 2015

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact